333 S.E. 2nd Avenue Suite 4100 Miami, Florida 33131

December 8, 2023

Office of Industrial Applications and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Christie Wong Terrance O’Brien Benjamin Richie Abby Adams

Re:	Holdco Nuvo Group D.G Ltd. Registration Statement on Form F-4 filed September 29, 2023 Filed September 29, 2023 File No. 333-274803

Ladies and Gentleman:

On behalf of our client, Holdco Nuvo Group D.G Ltd., a company organized under the laws of the State of Israel (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated October 30, 2023. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-4 of the Company (File No. 333-274803) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Registration Statement on Form F-4 filed September 29, 2023

Cover Page

1.	Please revise the cover page to provide the percentage of beneficial ownership for each group in full redemption and interim redemption scenarios. We note the no redemption scenario also assumes no PIPE is consummated in connection with the transaction. Clarify if you expect the PIPE to be consummated if there are no redemptions.

In response to the Staff’s comment regarding the cover page, the Company has revised the cover page to provide the percentage of beneficial ownership for each group in no redemption and maximum redemption scenarios. The Company respectfully advises the Staff that the Company believes that interim redemption scenarios are not meaningfully informative to investors given the outstanding number of LAMF Class A ordinary shares held by public shareholders. In addition, in response to the Staff’s comment regarding the impact of a PIPE on the redemption scenarios, the Company respectfully informs the Staff that, as of the date of the Amended Registration Statement, the Company and Nuvo are considering the terms of a PIPE transaction, alongside a variety of other financing options with respect to Nuvo, but no definitive terms for any such transaction have been agreed to and the Company therefore does not think it is appropriate to include a speculative PIPE and/or other financing transaction in the redemption scenarios. If and when such a transaction has been consummated, or definitive agreements with respect to such transaction have been executed, the Company shall revise the redemption scenarios to include the impact of such transaction in a future amendment to the Amended Registration Statement.

Questions and Answers About the Business Combination, page 16

2.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 25 of the Amended Registration Statement.

3.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements in connection with the business combination. Disclose those SPAC’s sponsors, directors, officers, or their affiliates who have participated in the private placements. Please also discuss the shareholder rights as they relate to the Nuvo Crossover Preferred Shares, SAFEs and Holdco Preferred Shares.

In response to the Staff’s comment, the Company has added disclosure discussing the shareholder rights as they relate to the Nuvo Crossover Preferred Shares, SAFEs and Holdco Preferred Shares on page 17 of the Amended Registration Statement. The Company has also revised the disclosure on page 25 of the Amended Registration Statement to highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to the Interim Financing. The Company respectfully advises the Staff that, at the time of this response letter, the terms of a PIPE or any other financing option the Company and/or Nuvo are exploring have not yet been determined on a final and binding basis. The Company confirms that it will update the proxy statement/prospectus to provide the requested disclosure after determination of such terms.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Summary of the Proxy Statement/Prospectus, page 30

4.	Please revise the summary to highlight the risks related to the determination that “LAMF likely is, and there is significant risk that Holdco will be” a passive foreign investment company. Revise the risk factor on page 117 to clarify LMAF’s status, as multiple taxable years have passed. Also revise the risk factor to clarify the financial and other effects of PFIC status.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 117 of the Amended Registration Statement.

The Parties to the Business Combination, page 31

5.	Here and throughout the document, in particular in the Nuvo Business section, please revise to briefly describe technical or industry language or acronyms at their first use. For example, on page 30, briefly explain “fetal non-stress tests” and clarify the “maternal uterine activity” your device is designed to measure. On page 238, clarify the acronyms CTG, IUPC, TOCO, PCG.

In response to the Staff’s comment, the Company has revised its disclosure throughout the document to briefly describe technical or industry language or acronyms at their first use, see, e.g., on pages 30, 31, 225, 232 and 234.

6.	We note your statements that Nuvo’s platform enables remote tests with “clinical-grade accuracy” and that other systems are “generally less accurate.” Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. Please revise these and all similar statements throughout your registration statement to clarify what you mean by “clinical-grade accuracy” and tell us whether these claims have been evaluated by the FDA. Please revise your Summary to explain which of your products’ efficacy and safety claims have been approved by the FDA or similar regulatory authorities, and that efficacy or safety claims for your other products have not been approved by regulatory authorities.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 30, 223 and 294 of the Amended Registration Statement to clarify what it means by “clinical-grade accuracy”. In addition, the Company acknowledges the Staff’s comment regarding Nuvo’s product’s efficacy and safety claims and respectfully advises the Staff that many of its product’s claims are not subject to premarket approval by the FDA or similar regulatory authorities. The Company further advises the Staff that all claims of efficacy and safety contained in the Amended Registration Statement are based on Nuvo’s clinical evidence, and the Company has revised its disclosure on page 244 to clarify that Nuvo believes such claims are supported by the results of its clinical studies.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Risk Factors, page 52

7.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s Comment, the Company has revised its disclosure beginning on page 114 of the Amended Registration Statement to highlight the material risks to LAMF public warrant holders and clarify whether recent common stock trading prices exceed the threshold that would allow LAMF to redeem public warrants. The LAMF Warrants will be assumed by the Company and the Holdco Warrants will have the same terms as the LAMF Warrants. The Company respectfully advises the Staff that there is no contractual obligation under the LAMF Warrant Agreement to notify the Holdco Warrant holders that such warrants have become eligible for redemption except when, and if, the Company elects to conduct a redemption and the Company has revised its disclosure to clarify the parameters of any such notice.

8.	Please clarify that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 23, 44 and 122 of the Amended Registration Statement.

9.	We note the risk factor on page 96 regarding the possibility that Holdco may “issue a substantial number of additional” Holdco securities “under the Amended Articles to be adopted immediately prior to the consummation of the Business Combination.” We note the discussion of the Amended Articles in the risk factor on page 101. Please revise to disclose the changes to the charter being undertaken in connection with the business combination. Please tell us how these amendments are to be approved.

In response to the Staff’s Comment, the Company has revised its disclosure in the risk factors on pages 95 and 100 of the Amended Registration Statement to disclose the changes to the Amended Articles being undertaken in connection with the Business Combination and the process for effecting the amendment to the Amended Articles.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Background of the Business Combination, page 127

10.	Please expand your disclosure of the “more than 25 high priority potential targets” and the 16 potential targets with whom you entered active discussions, the “number of potential targets” with whom you conducted due diligence, and those with which you entered into confidentiality agreements. Your disclosure should include the specific number of potential targets at each progressive step, the industries in which these companies operated, the level of diligence LAMF performed in assessing each of the potential targets, a summary of the material discussions held, which party ended the negotiations, and, to the extent LAMF determined not to go forward, the Board’s reasons behind that decision. Your discussion should identify dates the discussions took place, who engaged in this process on behalf of LAMF, and when negotiations ended. In addition, we note that following the expiration of your initial period of exclusivity, LAMF engaged and/or reengaged in discussions with some of the original prospective targets. Please identify these targets from the initial field that was reviewed and provide further detail regarding your decision to reconsider alternatives to Nuvo, and any material negotiations or discussions held.

In response to the Staff’s Comment, the Company has revised its disclosure on page 129 of the Amended Registration Statement.

11.	Please revise this section to provide additional details regarding the negotiations that led to the finalization of the key terms of the proposed business combination between the companies. For example, it is not clear how the parties determined Nuvo’s valuation, the amount of consideration to be paid, or which parties were negotiating on a certain side of a material term or provision. Also expand your discussion of the initial term sheet, the ancillary agreements, and financings to identify the material terms negotiated and how they evolved. For example, disclose the material provisions in the initial and subsequent letters of intent, and where you disclose statements such as “representatives of LAMF and Ms. Henretta had a follow-up discussion regarding key terms of the contemplated transaction and related financings,” describe the terms, negotiations, each party’s position on these issues, and ultimately how the parties came to a final agreement.

In response to the Staff’s Comment, the Company has revised its disclosure beginning on page 130 of the Amended Registration Statement.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

12.	We note Nuvo’s prior efforts to list on Nasdaq via a traditional initial public offering in December 2021. Please provide more detail regarding Nuvo’s decision to remain a private company.

In response to the Staff’s Comment, the Company has added disclosure on pages 30 and 223 of the Amended Registration Statement to provide more detail regarding Nuvo’s decision to remain a private company.

13.	Please revise to identify all advisors present at LAMF Board meetings. For example, we note the “other advisors” present at the July 21, 2023 Board meeting.

In response to the Staff’s Comment, the Company has revised its disclosure on page 136 of the Amended Registration Statement.

14.	We note from pages 132-33 that “[on] July 26, 2023, Roth Capital was engaged by LAMF as its capital markets advisor in connection with the proposed transaction to perform confirmatory financial due diligence on Nuvo in order to assist the LAMF Board in understanding LAMF management’s negotiated valuation of Nuvo in light of Nuvo’s prospective financial information” and that at the Board’s July 28, 2023 meeting, Roth Capital was also present at the meeting and discussed their financial due diligence analysis with the LAMF Board, assisting the LAMF Board in understanding Nuvo’s negotiated valuation relative to peer companies and in light of the probability of Nuvo achieving the targets described in its prospective financial information.” Please revise to disclose the analyses presented by Roth Capital. In addition, please provide us with copies of the materials that Roth prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

In response to the Staff’s Comment, the Company has revised its disclosure on page 137 of the Amended Registration Statement. In addition, the Company is providing a copy of the materials that Roth prepared and shared with the LAMF Board in connection with the transaction under separate cover on a confidential and supplemental basis. Such submission will include a request that the materials be kept confidential pursuant to the provisions of 17 C.F.R. Section 200.83 and Rule 418 under the Securities Act of 1933, as amended, and that such materials be returned promptly following completion of the Staff’s review thereof pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, the Amended Registration Statement or any amendments thereto.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

The LAMF Board’s Reasons for Approval of the Business Combination, page 134

15.	We note that the Board did not obtain a fairness opinion, but instead relied on Roth and the “substantial experience” of LAMF’s officers and directors “in evaluating the operating and financial merits of the companies from a wide range of industries” and concluded that they were able “to make the necessary analyses and determinations regarding the Business Combination.” Please revise to describe in greater detail all material analyses the Board relied upon in evaluating the financial aspects of the potential business combination. Please include analyses that did not support the fairness of the transaction, if any.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 138 and 139 of the Amended Registration Statement.

16.	We note the statement on page 135 that “Nuvo met nearly all of the . . . criteria” that LAMF would use to evaluate a potential target business, as set forth in LAMF’s IPO. Revise to further clarify which of the criteria set forth in LAMF’s IPO the Board believes Nuvo satisfies and what consideration it gave to those it did not.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 46 and 140 of the Amended Registration Statement.

Certain Unaudited Prospective Financial Information Regarding Nuvo, page 137

17.	Please expand your disclosure mentioning “revenue estimates based on existing commercial contracts as well as Nuvo’s existing list of prospective partners” to clarify the specific nature of the contracts and to prominently repeat your disclosure from elsewhere in the filing that Nuvo currently has only a preliminary and unproven business plan and may never generate meaningful revenue. Explain how this impacts the usefulness of the projections.

In response to the Staff’s Comment, the Company has expanded its disclosure on page 143 of the Amended Registration Statement to clarify the specific nature of the contracts and to prominently repeat disclosure from elsewhere in the Amended Registration Statement that Nuvo currently has only a preliminary and unproven business plan and may never generate meaningful revenue, as well as the impact on the usefulness of the projections.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

18.	Where you mention “in-depth experience with existing customers and prospective clients to support revenue drivers,” please expand to clarify Nuvo has not reported meaningful revenue from any customers.

In response to the Staff’s Comment, the Company has revised its disclosure on page 143 of the Amended Registration Statement to clarify Nuvo has not reported meaningful revenue from any customers.

19.	Expand your disclosure stating “Non-U.S. revenues are expected to contribute materially beginning in 2025 and beyond” to quantify the amount of assumed non-U.S. revenue, address the basis for this assumption, note the lack of any meaningful non-U.S. revenue to date and the related limitations on usefulness of the projections.

In response to the Staff’s Comment, the Company has expanded its disclosure on page 143 of the Amended Registration Statement to quantify the amount of assumed non-U.S. revenue and provide the underlying relationship of non-U.S. and U.S. episodes-of-care that drive such revenue and to prominently repeat disclosure from elsewhere in the Amended Registration Statement that Nuvo currently has only a preliminary and unproven business plan and may never generate meaningful non-U.S. revenue, as well as the impact on the usefulness of the projections.

20.	Disclose how the period of time covered by the projections was selected and explain the additional limitations on reliability of projections more than a year or two into the future. Explain the assumptions underlying the projected increases in revenue and profitability and the limitations on the usefulness of the projections from the reliability of projecting increases in the future with limited track record in the present.

In response to the Staff’s Comment, the Company has disclosed on page 142 how the period for the five year projection was determined. It added that revenue growth is attained via increased market penetration as a percentage of annual births and from value-added feature improvements that we believe will increase net revenue. The Company also added disclosure that cost efficiencies will be driven in manufacturing and delivery that will favorably impact business margin. Furthermore, the Company added disclosure that Nuvo has not generated significant revenue and has only a preliminary and unproven business plan upon which investors may evaluate Nuvo’s prospects and added disclosure on page 143 to emphasize that as a result thereof, projections more than a year or two in the future are even more subjective and thereby subject to uncertainty.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

21.	Please revise the heading of this section to clarify that you have disclosed all material financial projections provided by Nuvo, including any adjustments to those figures. Similarly, please revise the list of assumptions to clarify that you have disclosed all material assumptions underlying the projections. Expand the assumptions to provide sufficient detail to make the disclosure meaningful. For example, you state that “Nuvo is targeting capturing approximately 10% of the addressable market in the United States to reach the 2027 projections.” Please disclose what constitutes the “addressable market.”

In response to the Staff’s Comment, the Company has revised its disclosure to clarify that it has disclosed all material financial projections provided by Nuvo and all material assumptions underlying the projections. See pages 141-143 of the Amended Registration Statement. The Company has also provided more detail on the assumptions, including its “addressable market” on pages 236-237 of the Amended Registration Statement.

Interests of LAMF Insiders and the Sponsor in the Business Combination, page 139

22.	Please revise your disclosure to include the current value of loans extended, fees due and out-of-pocket expenses for which the Sponsor and LAMF’s directors and officers and their affiliates are awaiting reimbursement.

In response to the Staff’s Comment, the Company has revised its disclosure on page 144 of the Amended Registration Statement. The Company respectfully advises the Staff that there are no material additional securities held, loans extended, fees due, and out-of-pocket expenses for which Sponsor and LAMF Insiders are awaiting reimbursement, except as otherwise disclosed in the Amended Registration Statement.

23.	We note your disclosure on pages 21 and 41 that the Sponsor and the LAMF insiders have agreed to waive their redemption rights. Please describe here and elsewhere in the prospectus any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 23, 41 and elsewhere in the Amended Registration Statement to describe that the Sponsor and LAMF Insiders did not receive any consideration in exchange for such waivers of their redemption rights.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Representations and Warranties, page 150

24.	Your disclosure in this section states that the Business Combination Agreement contains “customary” representations and warranties, and you describe general topics of representations and warranties. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations and warranties included in your Business Combination Agreement.

In response to the Staff’s Comment, the Company has revised its disclosure with respect to the Business Combination Agreement beginning on page 155 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

25.	With respect to Note 3(E), you disclosed that the redemption price was $10.35 per share for $231.5 million. However, we note on page 167 that the redemption price was $10.52 per share for a total of $235.1 million. Please explain and reconcile the discrepancy.

The Company respectfully acknowledges the Staff’s comment and advises that $10.35 per share was the redemption price as of December 31, 2022, which is the reporting date of the unaudited pro forma condensed combined financial information in the Registration Statement filed on September 29, 2023, and $10.52 was the redemption price as of LAMF’s meeting of shareholders called to effect certain amendments to LAMF’s Existing Governing Documents in connection with the Extension Proposal in May 2023. However, the Company revised its Pro Forma Balance Sheet to reflect actual redemption in the Cash line item within the historical Balance Sheet amounts as of June 30, 2023.

26.	We note on page F-28 that Nuvo received binding commitments for investments of $13 million in the Crossover round. Of this amount, $12,850,000 were received in cash and Crossover Preferred shares were issued, which will convert into preferred shares of Holdco upon the consummation of the merger with the same terms as the Crossover Preferred shares. Please tell us how you presented the cash received in the Pro Forma financial statements. We note your adjustment in Note 3(D).

The Company respectfully acknowledges the Staff’s comment and submits that the cash received for the Crossover Preferred shares is reflected within the adjustment in Note 3(A).

Holdco Nuvo Group D.G Ltd.

December 8, 2023

27.	We note on page F-19 that Nuvo repaid a total of $1.4 million in convertible loans, consisting of $1.1 million in principal and $284K in interest, please tell us how you reflected such transactions in your Pro Forma financial statements.

The Company respectfully acknowledges the Staff’s comment and submits that the repayment of such convertible loans is captured within the adjustment in Note 3(C).

28.	With respect to your Note 3(L), we note on page F-20 that the convertible loan investors signed the loan consent to covert entirely into SAFEs immediately prior to the closing of the business combinations. Please expand and describe how you reached the amount of converted shares. In addition, each Nuvo SAFE will be automatically converted into Nuvo Shares immediately prior to the Acquisition and such shares will then be converted to Holdco Ordinary Shares at the Equity Exchange Ratio. Please expand and disclose how you calculated such conversion. In your response, please provide the detail of the assumptions used including but not limited to the Equity Exchange Ratio.

The Company respectfully acknowledges the Staff’s comment and advises that the Nuvo Convertible Loans convert to SAFEs based upon the amount of cash (principal plus outstanding interest plus the Extension Fee) otherwise payable to holder under such loan divided by either: (1) the price per share equal to the SPAC Pre-Money Valuation Cap of $150,000,000 divided by the SPAC Company Capitalization (defined as the Company’s share capital on an as-converted basis immediately prior to the Closing, including all vested and unvested equity awards and shares available for issuance under Nuvo’s incentive plans); or (2) the price per share assigned or imputed to the Nuvo Shares in the context of the Closing (see discussion of the Equity Exchange Ratio below), multiplied by 75%, whichever calculation results in a greater number of Nuvo Shares.

The Company further submits that once the SAFEs have converted to Nuvo Shares and then converted to Holdco Ordinary Shares at the Equity Exchange Ratio. The Equity Exchange Ratio is calculated by dividing the Equity Value per Share by the Reference Price. The Equity Value per Share is calculated as $269.0 million divided by outstanding shares. The Reference Price is defined as $10.20. The Company has further expanded this disclosure within Note 3(K).

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Material U.S. Federal Income Tax Considerations to U.S. Holders, page 179

29.	We note that you refer to this disclosure as a summary, that you urge security holders to consult their own tax advisors, and you provide a conditional analysis of the tax consequences disclosed. Please revise this section to disclose the material U.S. federal tax consequences of the transactions to shareholders and provide the opinion of counsel with respect to the disclosure. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19. Please refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions in tax opinions and opinions subject to uncertainty.

With respect to the Staff’s comment to revise the discussion under the heading “Material U.S. Federal Income Tax Considerations to U.S. Holders” to disclose the material U.S. federal tax consequences of the transactions to shareholders and provide the opinion of counsel with respect to such disclosure, the Company respectfully notes that it has provided disclosure of the material U.S. federal income tax consequences to U.S. Holders with respect to the Redemptions, the SPAC Merger, and the ownership and disposition of Holdco Ordinary Shares and Holdco Warrants received in the SPAC Merger. As to the delivery of an opinion with respect to such disclosure, the Company respectfully notes that it will provide an opinion on Exhibit 8.1 with respect to the qualification of the SPAC Merger as a tax-deferred transaction, as described under the subheading “Tax Consequences of the SPAC Merger to U.S. Holders.” However, for the following reasons, the Company respectfully notes that an opinion should not be required with respect to such other matters:

●	With respect to the discussion under the subheading, “Tax Consequences of Ownership and Disposition of Holdco Ordinary Shares and Holdco Warrants—Exercise, Lapse or Redemption of a Holdco Warrant,” the Company respectfully notes that the disclosure explains that, while the cashless exercise of Holdco Warrants may be tax-deferred, no assurance can be provided as to the U.S. federal income tax consequences as the law is unclear and the disclosure discusses possible alternatives and the U.S. federal income tax consequences thereof. Thus, under Sections III.A.2 and III.C.1 of Staff Legal Bulletin No. 19, the Company respectfully notes that no opinion should be required with respect to such transactions.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

●	With respect to the discussion under the subheading “PFIC Considerations in the Business Combination,” the Company respectfully notes that counsel is unable to provide an opinion as to the PFIC status of LAMF and the Company. As revised, the discussion clearly states this fact, indicates that no opinion can be provided because such determination is inherently factual, and discusses possible alternatives and risks to U.S. Holders, with additional disclosure provided in other sections of the discussion under the heading “Material U.S. Federal Income Tax Considerations to U.S. Holders” and in the risk factor titled “LAMF believes that it was a PFIC for its taxable year ended December 31, 2021 (its first taxable year) and for its taxable year ended December 31, 2022 and expects to be a PFIC for its taxable year ending December 31, 2023. Moreover, there is a significant risk that Holdco will be a PFIC for its taxable year that includes the date of the Business Combination and in the foreseeable future. Such PFIC status could result in adverse U.S. federal income tax consequences to U.S. Holders.” Thus, under Section III.C.1 of Staff Legal Bulletin No. 19, the Company respectfully notes that no opinion should be required with respect to such PFIC statuses.[1]

●	The Company respectfully notes that the other matters disclosed under “Material U.S. Federal Income Tax Considerations to U.S. Holders” are taxable transactions and are described therein as taxable transactions. Thus, under Section III.A.2 of Staff Legal Bulletin No. 19, the Company respectfully notes that no opinion should be required with respect to such transactions.

Further, the Company respectfully notes that, in accordance with Sections III.C.1 and III.D.1 of Staff Legal Bulletin No. 19, the disclosure recommends that U.S. Holders consult with their tax advisors with respect to tax consequences other than U.S. federal income tax consequences, matters for which the facts and circumstances of a particular U.S. Holder may be relevant, and matters for which the law is uncertain. Such recommendations do not disclaim reliance on tax matters on which counsel has opined.

Business of Nuvo Overview, page 216

30.	Please revise your disclosure, here and throughout the Nuvo Business section and in the summary, to balance your prominent discussions of your competitive strengths with a discussion of the challenges you face in corporate growth, international partnerships, growing competition, product development, and regulatory approvals.

In response to the Staff’s Comment, the Company has added a new section titled “Our Challenges” beginning on page 235 of the Amended Registration Statement.

[1]	See generally note 44 of Staff Legal Bulletin No. 19.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

31.	We note your citations to a “L.E.K Report from 2018,” JAMA, and AJMC. Please provide more specific citations and, prior to using an acronym, provide the formal name of the source.

In response to the Staff’s Comment, the Company has provided more specific citations and prior to using an acronym, has provided the formal name of the source.

32.	Please revise the disclosure on page 217 to clarify the nature of the “over a dozen commercial agreements, including purchase orders, with health systems, large private practice groups and independent women’s health practices in the United States and Israel,” where you state in the paragraph above that you “have not obtained regulatory approval of [y]our NUVO platform or any of [y]our other products outside of the United States.”

In response to the Staff’s Comment, the Company has added disclosure on page 225 of the Amended Registration Statement to discuss the certification received from the Medical Device Division (AMAR) of the Ministry of Health in Israel to commercialize the INVU technology in Israel and clarified that the Company has not obtained additional regulatory approval of the INVU platform outside of the United States and Israel, other than with respect to filing for a CE Mark in Europe.

33.	We note the disclosure that “Maternal uterine activity (“MUA”), and its intended use, in conjunction with MHR and FHR, for NSTs during the INVU monitoring period, received FDA clearance in May 2021. First, please clarify the form of FDA clearance. In addition, please revise this and the surrounding disclosure to clarify what you mean by “maternal uterine activity” and clarify its “intended use.”

In response to the Staff’s Comment, the Company has clarified the form of FDA clearance, 510(k) clearance, on page 224 of the Amended Registration Statement, as well as revised its disclosure to more clearly explain “maternal uterine activity” and its “intended use” on page 223 of the Amended Registration Statement.

34.	We note the disclosure on page 217 that you “believe [your] INVU platform is the first device cleared to perform fetal viability checks and measure MUA during the antepartum period.” Please revise here and on page 222 to clarify which of your FDA-cleared applications addresses fetal viability, and what you mean by “fetal viability checks.”

In response to the Staff’s Comment, the Company has revised its disclosure on pages 225 and 295 of the Amended Registration Statement to clarify which of the Company’s FDA-cleared applications addresses fetal viability, and what the Company means by “fetal viability checks.”

Holdco Nuvo Group D.G Ltd.

December 8, 2023

35.	Please revise the graphics throughout the Nuvo Business section to include captions and labels that explain the graphics, and to provide the information large enough to be legible. For example, the graphic on page 233, which shows a sample screen, does not describe what is contained on the screen, and, like several other graphics, the font and readings are too small to decipher any information contained in the graphic. In addition, the graphic on page 240 is captioned with BMI statistics; however, it is unclear how they relate to the graphic. Also, in the surrounding text, please revise to briefly describe the “training phase” and “validation phase.”

In response to the Staff’s Comment, the Company has revised its graphics throughout the Nuvo Business section to provide the information large enough to be legible and has added disclosure on pages 228 and 229 of the Amended Registration Statement to describe what is contained in the graphics. The Company has also removed the caption with BMI statistics on page 246 of the Amended Registration Statement and added disclosure on page 245 of the Amended Registration Statement to briefly describe the “training phase” and “validation phase.”

36.	Please revise this section to avoid unnecessary repetition of disclosure, such as the multiple sections addressing your market opportunity.

In response to the Staff’s Comment, the Company has revised its disclosure in this section to avoid unnecessary repetition, including the multiple sections addressing market opportunity.

Our Market Opportunity, page 218

37.	We note your beliefs, among others, that current fetal monitoring technology, based on CTG, is outdated and significantly less reliable and accurate and that your INVU platform will ultimately enable improved outcomes at reduced cost. Revise these and similar statements in this section to identify the particular products to which you are comparing your technology. Here and throughout your registration statement, revise to clarify these statements are your opinions and provide further support for your conclusions or remove these statements.

In response to the Staff’s Comment, the Company has revised its disclosure and added disclosure starting on page 236 of the Amended Registration Statement.

38.	We note indicators following certain data points within Figure 1 on page 218. Please update the disclosure to relate the sources to the appropriate data point in the figure.

In response to the Staff’s Comment, the Company has updated the disclosure to relate the sources to the appropriate data point in Figure 1. See page 237 of the Amended Registration Statement.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

39.	Revise the disclosure in this section, including the graphic, to clarify the market opportunity for your approved and in-development products. For example, you have provided health care costs for all pregnancies, delineated as high risk and low risk. Clarify what portion of these costs would be attributable to products with which you compete or hope to compete, which would appear to be your addressable market, or provide us your analysis of what you believe is your addressable market, to the extent it differs.

In response to the Staff’s Comment, see the disclosure the Company added starting on page 236 of the Amended Registration Statement discussing Nuvo’s current and anticipated market opportunities.

Our Platform, page 219

40.	We note the disclosure on page 220 that your program, “provide[s] more useful data relative to other remote and in-office monitoring devices.” Revise to clarify the alternatives you address here. In addition, please revise page 221 to clarify which of the key benefits listed you currently provide with your FDA-cleared devices, and which are aspirational and subject to future FDA approval. At the bottom of page 221, clarify which medically-indicated non-stress tests the expectant mother with a high-risk pregnancy can perform at home, in lieu of an office visits in her last trimester.

In response to the Staff’s Comment, the Company has revised its disclosure on page 264 and elsewhere in the “Business of Nuvo” section to clarify that the INVU platform provides useful data relative to in-office monitoring devices. The Company has also revised its disclosure on page 227 of the Amended Registration Statement to clarify which of the key benefits listed Nuvo currently provides and which are aspirational and subject to future FDA approval. Furthermore, the Company has clarified on page 236 of the Amended Registration Statement that an expectant mother with a high-risk pregnancy can perform any NST prescribed by her clinician at home, in lieu of an office visit.

Key Attributes, page 221

41.	We note that you believe that your platform will provide reduced cost of care, improved outcomes, and improved population health. Please revise to state that these are goals to the extent your products that you believe will provide these benefits are still in development, and your platform may not ultimately provide any of these benefits. In addition, revise this section and throughout the business section to clarify that the expectant mother cannot use your current product alone, as she must be connected to a clinician’s office where the device is administered. Finally, revise this section and elsewhere to address the FDA-related restrictions you reference as limitations on your product’s capabilities and to clarify the link between your product and the attributes you list here. For example, provide the basis for your belief that your product will result in fewer C-sections.

In response to the Staff’s Comment, the Company has revised its disclosure on page 227 of the Amended Registration Statement to state that while some of the key benefits listed are currently being provided, others represent the Company’s goals and that the Company may ultimately not be able to provide such benefits. The Company has further revised this “Key Attributes” section and elsewhere in the Business section to clarify that the expectant mother can only use the INVU platform per her clinician’s protocol. Furthermore, the Company has added disclosure under “Our Market Opportunity” beginning on page 236 of the Amended Registration Statement discussing Nuvo’s market opportunities in connection the key attributes of the INVU product.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Our Revenue Model, page 224

42.	We note your customer satisfaction survey in which the reported NPS for expectant mothers is 46 and 52 for clinicians, on a scale of -100 to 100. Please further explain the net promoter score and how it is calculated.

In response to the Staff’s Comment, the Company has added disclosure explaining the net promoter score and how it is calculated on page 230 of the Amended Registration Statement.

Clinical Studies, page 238

43.	Here and throughout your disclosure, when discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that approval or clearance from the FDA, or the comparable regulatory agency in other jurisdictions, is not guaranteed and may take longer than planned.

In response to the Staff’s Comment, the Company has revised its disclosure throughout the Amended Registration Statement to clarify that regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned.

44.	On page 239 you site anecdotal evidence from a single case example of one 30-minute session, which compares the performance of your INVU platform to that of TOCO, both of which were compared to IUPC recorded contractions. This anecdotal disclosure does not appear to be appropriate where you simply explain that your product “closely followed” the IUPC results, and contrast the results to the results of the TOCO without providing any data on which you base these results. Please revise to remove this and any other anecdotal evidence. To the extent you determine to retain this disclosure, tell us whether you believe this result is typical for this product and explain on what basis you made the determination.

In response to the Staff’s Comment, the Company has removed this disclosure.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

45.	Revise the discussions of the studies in this section to explain the criteria under evaluation, how the results were measured and to provide quantified results. For example, in the “Remote Monitoring--Self Administration” section, you describe a study with various human factors, and report that “15 eligible uses who had been pregnant for 32 weeks or more, in most respects, successfully self-administered placement of [your] wireless sensor band” and use of your platform. Revise this disclosure, for example, to disclose actual results of the number of successful participants and how you measured that success. Also clarify whether there were a total of 15 participants, or that 15 of the total number of participants were eligible and others were eliminated and on what basis. Revise all studies to report whether there were any adverse events or serious adverse events, and if so, whether they were attributable to your product or platform. Clarify what you mean by “safety-critical errors.” Finally, please update the disclosure regarding your ongoing studies.

In response to the Staff’s Comment, the Company has revised and expanded disclosure of Nuvo’s clinical studies beginning on page 244 of the Amended Registration Statement and has summarized the quantitative results of all clinical studies in tabular format beginning on page 251 of the Amended Registration Statement.

Commercial Relationships, page 242

46.	Please revise this section and the Manufacturing and Supply section to disclose the material terms of each agreement disclosed, including payments received to date, term and termination provisions. For each of the Strategic Partnerships, please revise to include the nature and scope of intellectual property transferred, each parties’ rights and obligations, the duration of agreement and royalty term, up-front or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by development and commercial milestone payments, and royalty rates or a royalty range not to exceed ten percentage points. Please include this information for the Philips partnership in this section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has chosen to refrain from expanding its disclosure of the agreements in the Commercial Customers section and Manufacturing and Supply section to include the requested information because the different arrangements Nuvo has with its customers, partners, manufacturers and suppliers, and the specific terms under its respective contracts are private and confidential, not material to investors and would likely cause competitive harm if disclosed. Furthermore, such agreements are agreements made in the ordinary course of business of the Company and its operating subsidiary. Lastly, more fulsome disclosure about the terms of the Philips partnership is already included in the Amended Registration Statement and such agreement is filed as an exhibit to the Amended Registration Statement.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

Intellectual Property, page 251

47.	Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, patent number and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents out-licensed to or in-licensed from third parties. In this regard it may be useful to provide tabular disclosure; however, please be certain the table has consistent column and row headings.

In response to the Staff’s Comment, the Company has revised its intellectual property disclosure in tabular format beginning on page 267 of the Amended Registration Statement.

Exclusive Forum, page 319

48.	Please revise this section to disclose the risks that the exclusive forum provision may both limit a shareholder’s ability to bring a claim and result in increased costs for investors to bring a claim. Please make conforming changes to your risk factors, as applicable.

In response to the Staff’s Comment, the Company has added new risk factors on page 101 and updated disclosure on page 343.

Nuvo Group Ltd. - Notes to the Consolidated Financial Statements
Note 14 - Net Loss Per Share Attributable to Shareholders, page F-26

49.	We note you included fully vested options and warrants for the Company’s Ordinary Shares in your basic net loss per share calculation. Please tell us the basis of your determination and your consideration of ASC 260-10-45-12C through 45-13.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the guidance relating to the computation of basic net loss per share. We note that in accordance with ASC 260-10-45-12C, there are no warrants or options whose issuance is contingent upon certain conditions being met that are included in basic net loss per share.

In addition, as noted in ASC 260-10-45-13, shares issuable for little to no consideration should be included in the number of outstanding shares used for basic earnings per share (“EPS”). In their proposed amendments to pre-Codification FAS 128 (the source of ASC 260) in 2008, the FASB proposed that warrants or options exercisable for little to no cost (sometimes referred to as “penny warrants”) be included in the denominator of basic EPS once there were no further vesting conditions or contingencies associated with them. The vesting conditions are relevant as future service is considered a form of “consideration.”

Holdco Nuvo Group D.G Ltd.

December 8, 2023

While the proposed amendments were not issued, the Company believes that this is the most current thinking of the FASB and that equity-classified penny warrants should be included in the computation of basic net loss per share.

We have included in the basic net loss per share, for the years ended December 31, 2022, only “penny” options and warrants that are fully vested. Such fully vested penny options and warrants have no additional service requirement and there are no circumstances or other restrictions that can prevent the option or warrant holder from exercising such security.

Therefore, the Company believes, that as the stated exercise price of such vested “penny” options and warrants is no more than NIS 0.01 per share, and as all necessary conditions for issuance of the underlying common shares have been met when those options and warrants became fully vested, the exercise of these options and warrants is virtually assured on such date when the applicable option or warrant becomes fully vested and consequently, those fully vested penny options and warrants should be included in the denominator of both the basic and diluted net loss per share calculation.

General

50.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s Comment, the Company has revised its disclosure on page 122 of the Amended Registration Statement.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

51.	We note from the footnotes to the filing fee table that the securities you are seeking to register include Holdco ordinary shares to be issued to holders of:

●	Nuvo Shares issued upon conversion of the Nuvo SAFEs or Nuvo Convertible Loans or exercise of Nuvo Warrants (each as defined in the accompanying proxy statement/prospectus), in each case to the extent issued and outstanding at the time of the Acquisition Merger’s effectiveness;

●	580,000 warrants to purchase one LAMF Class A Ordinary Shares issued to LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company, in a private placement consummated simultaneously with the closing of the IPO;

●	Holdco Preferred Shares and Holdco Ordinary Shares Underlying the Holdco Preferred shares; and

●	8,433,333 Founder shares and 1,106,000 LAMF Class A Ordinary shares initially sold as part of the Private Placement Units issued to the Sponsor in connection with the IPO were converted into Class A Ordinary Shares as a result of the charter amendment approved at the May 11, 2023 meeting, which are included in the 12,491,949 LAMF Class A Ordinary Shares outstanding, as noted on page 196.

Please provide us your analysis regarding why it is appropriate to register each of these categories of securities in this registration statement. Please refer, in part, to Securities Act Section 5 Compliance and Disclosure Interpretations (“C&DIs”) 134.04 and 139.09.

The Company respectfully acknowledges the Staff’s comment and has reviewed C&DI 134.04 and 139.09. We do not believe such C&DI apply to the securities named in the Staff’s comment because, as described in more detail below, such securities were issued in connection with transactions completed prior to the filing of the Registration Statement, the consummation of which were not conditioned upon registration of such securities under the Securities Act and such securities, with the exception of the Private Placement Warrants, are eligible for registration pursuant to General Instruction A.1 of Form F-4. In contrast, the purchasers in the private placement transaction described in C&DI 134.04 and 139.09 committed to purchase securities conditioned upon the registration of such securities. We address each of the securities mentioned in the Staff’s comment in turn below:

●	Nuvo Shares issued upon conversion of the Nuvo SAFEs or Nuvo Convertible Loans or exercise of Nuvo Warrants (each as defined in the accompanying proxy statement/prospectus), in each case to the extent issued and outstanding at the time of the Acquisition Merger’s effectiveness;

Holdco Nuvo Group D.G Ltd.

December 8, 2023

The Nuvo SAFEs, Nuvo Convertible Loans and Nuvo Warrants were issued pursuant to valid private placements in accordance with the exemption provided in Section 4(a)(2) of the Securities Act, were outstanding prior to signing of the Business Combination Agreement on August 17, 2023, and such securities, by their respective terms, convert into Nuvo Shares pursuant to conditions outside the holders’ control immediately prior to, and as a result of, the Acquisition Merger, which puts each holder of Nuvo SAFEs, Nuvo Convertible Loan and Nuvo Warrants in substantially the same position as someone who purchased Nuvo Shares at the time of the original purchase, so the offer and sale of Holdco Ordinary Shares to the holders Nuvo SAFEs, Nuvo Convertible Loan and Nuvo Warrants is simply an exchange as contemplated by General Instruction A.1 of Form F-4, which states, in part, that Form F-4 may be used for the registration of securities to be issued in, among other circumstances, “a transaction of the type specified in paragraph (a) of Rule 145” (including, as set forth in Rule 145, “[a] statutory merger or consolidation or similar plan or acquisition” in which securities of a corporation or other person held by security holders will be exchanged for securities of another person), indistinguishable from the exchange being offered to holders of outstanding Nuvo Shares or LAMF Class A Ordinary Shares.

●	580,000 warrants to purchase one LAMF Class A Ordinary Shares issued to LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company, in a private placement consummated simultaneously with the closing of the IPO;

In response to the Staff’s comment, the Company has revised the filing fee table exhibit to remove reference to registering the 580,000 Private Placement Warrants.

●	Holdco Preferred Shares and Holdco Ordinary Shares Underlying the Holdco Preferred shares; and

In response to the Staff’s comment, the Company has revised the filing fee table exhibit to remove reference to registering Holdco Preferred Shares and Holdco Ordinary Shares Underlying the Holdco Preferred Shares.

●	8,433,333 Founder shares and 1,106,000 LAMF Class A Ordinary shares initially sold as part of the Private Placement Units issued to the Sponsor in connection with the IPO were converted into Class A Ordinary Shares as a result of the charter amendment approved at the May 11, 2023 meeting, which are included in the 12,491,949 LAMF Class A Ordinary Shares outstanding, as noted on page 203.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

We believe it is appropriate to register the issuance of Holdco Ordinary Shares in exchange for the outstanding LAMF Class A Ordinary Shares, which previously converted from LAMF Class B Ordinary Shares as a result of the LAMF charter amendment approved at the May 11, 2023 meeting, because the securities being offered in exchange for such LAMF Class A Ordinary Shares qualify for registration under General Instruction A.1 of Form F-4, which states, in part, that Form F-4 may be used for the registration of securities to be issued in, among other circumstances, “a transaction of the type specified in paragraph (a) of Rule 145” (including, as set forth in Rule 145, “[a] statutory merger or consolidation or similar plan or acquisition” in which securities of a corporation or other person held by security holders will be exchanged for securities of another person), indistinguishable from the exchange being offered to the public holders of outstanding LAMF Class A Ordinary Shares.

Further, the Company believes that the conditions set forth in C&DI 239.13 for registering securities subject to a “lockup agreement” that are held by management and principal security holders are satisfied because the Founder Shares and LAMF Class A Ordinary shares initially sold as part of the Private Placement Units are (i) held by the Sponsor, which is expected to beneficially own over 5% of the Holdco Ordinary Shares post-Closing, directors of LAMF and affiliates thereof, (ii) such persons collectively own less than 100% of the voting equity of LAMF, (iii) votes from the LAMF Public Shareholders, who have not signed “lockup agreements” and would be ineligible to purchase in a private offering, will be solicited and (iv) the LAMF Insiders have not executed a written consent to approve the Business Combination.

52.	We note the disclosure on page 162 that you may enter into a PIPE subscription agreement after the business combination is executed, but prior to the SPAC effective time. First, revise the diagrams of the transaction to reflect this potential step. Second, please provide us your analysis regarding your ability to enter into this financing arrangement without shareholder approval or disclosure of the potential impact in this proxy statement/prospectus.

The Company respectfully informs the Staff that, as of the date of the Amended Registration Statement, the Company and Nuvo are considering the terms of a PIPE transaction, alongside a variety of other financing options with respect to Nuvo, but no definitive terms for any such transaction have been agreed to. If and when such a transaction has been consummated, or definitive agreements with respect to such transaction have been executed, the Company shall revise the proxy statement/prospectus to include updated diagrams of the transaction as well as provide the requested disclosure.

53.	We note the disclosure on page 176 regarding the underwriter for LAMF’s IPO. Where appropriate throughout your registration statement, please address the following:

●	We understand that the underwriters in your SPAC IPO intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with the underwriters.

●	Please describe what relationship existed with the underwriters after the close of the IPO, including any financial or merger-related advisory services conducted by the underwriters. For example, clarify whether the underwriters had any role in the identification or evaluation of business combination targets.

Holdco Nuvo Group D.G Ltd.

December 8, 2023

●	Disclose whether the underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the underwriters have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 50 and 121 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Bob Grossman, Esq. at (305) 579-0756.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Bob Grossman
Bob Grossman, Esq.

cc:	Kelly Londy, Chief Executive Officer